Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
RESTATED CERTIFICATE OF INCORPORATION OF MAXXAM INC.
TO EFFECT REVERSE STOCK SPLIT

MAXXAM Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies pursuant to Section 242 of the DGCL:

FIRST:  That the name of the Corporation is MAXXAM Inc.  The Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State’s office on August 25, 2009.

SECOND:  Pursuant to the General Corporation Law of the State of Delaware, upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation, each share of the Corporation’s Common Stock and Preferred Stock issued immediately prior to the Effective Time (including each share of treasury stock) shall automatically and without any action on the part of the holder thereof, subject to the treatment of fractional share interests as described below, be reclassified as and reduced to 1/250th of a share of Common Stock or Preferred Stock, as applicable (the “Reverse Stock Split”).  The par value of the Corporation’s Common Stock following the Reverse Stock Split shall be $125.00 per share.  The par value of the Corporation’s Preferred Stock following the Reverse Stock Split shall be $125.00 per share.  No certificates representing fractional shares of Common Stock or Preferred Stock will be issued in connection with the Reverse Stock Split.  Each holder of Common Stock at the Effective Time who would otherwise be entitled to receive a fractional share of Common Stock shall, in lieu thereof and upon the surrender of the holder’s Old Certificates (as defined below), be entitled to receive a cash payment (without interest) from the Corporation’s transfer agent equal to the fractional share multiplied by $11.00.  Each holder of Preferred Stock at the Effective Time who would otherwise be entitled to receive a fractional share of Preferred Stock shall, in lieu thereof and upon the surrender of the holder’s Old Certificates (as defined below), be entitled to receive a cash payment (without interest) from the Corporation’s transfer agent equal to the fractional share multiplied by $11.75.  Each certificate that immediately prior to the Effective Time represented shares of Common Stock or Preferred Stock (“Old Certificates”) shall thereafter represent the number of shares of Common Stock or Preferred Stock, as applicable, into which the shares of Common Stock or Preferred Stock represented by the Old Certificate shall have been reclassified and reduced.

THIRD:  That the first paragraph of Article Fourth of the Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 62,000 (sixty-two thousand) shares, consisting of:

(a) 10,000 (ten thousand) shares of the par value of $125 per share, which shall be designated Preferred Stock; and

(b) 52,000 (fifty-two thousand) shares of the par value of $125 per share, which shall be designated Common Stock.”

FOURTH:  That the first paragraph of Section (C)(6) of Article Fourth and the numbered paragraph 1 thereunder are hereby amended and restated in their entirety as follows:

“6. Pursuant to the authority expressly granted to and vested in the Board of Directors of the corporation by the provisions of its Certificate of Incorporation, as amended, the Board of Directors of the corporation hereby creates a class of Preferred Stock of the corporation to consist of 6,000 shares of Preferred Stock, $125 par value per share, which the corporation now has authority to issue, and the Board of Directors of the corporation hereby fixes the powers, designations, preferences and relative, participating, optional and other special  rights, and the qualifications, limitations or restrictions thereof, of the shares of such class of Preferred Stock (in addition to the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation, as amended, of the corporation which are applicable to Preferred Stock of all classes and series) as follows:

1.  Designation and Number. The distinctive designation of the class shall be Class A $12.50 Non-Cumulative Participating Convertible Preferred Stock (hereinafter, “Class A Preferred Stock”); the number of shares of Class A Preferred Stock which the corporation is authorized to issue shall be 6,000, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors of the corporation.”

FIFTH:  That all references to “$0.05” in Sections (C)(6)(3)(a) and (c) of Article Fourth be amended and replaced in their entirety with “$12.50.”

SIXTH:  That all references to “$.75” in Section (C)(6)(4)(a) of Article Fourth be amended and replaced in their entirety with “$187.50.”

SEVENTH:  That Section (C)(7)(1) of Article Fourth is hereby amended by replacing all references to “90,000” with “360.”

EIGHTH:  That Section (C)(7)(2)(a) of Article Fourth is hereby amended by replacing “$1.00” with “$250.”

NINTH:  That Section (C)(7)(2)(b) of Article Fourth is hereby amended by replacing “Common Stock, par value $.50 per share” with “Common Stock, par value $125 per share.”

TENTH:  That Section (C)(7)(6)(A) of Article Fourth is hereby amended by replacing all references to “$75.00” with “$18,750.”

ELEVENTH: That Section (C)(7)(6)(B) of Article Fourth is hereby amended by replacing “Preferred Stock (including the Class A $.05 Non-Cumulative Participating Convertible Preferred Stock, par value $.50 per share (the “Class A Preferred Stock”)” with “Preferred Stock (including the Class A $12.50 Non-Cumulative Participating Convertible Preferred Stock, par value $125 (the “Class A Preferred Stock”)).”

TWELFTH: That Section B of Article Fourteenth is hereby amended by replacing all references to “Class A $.05 Non-Cumulative Participating Convertible Preferred Stock, par value $.50 per share” with “Class A $12.50 Non-Cumulative Participating Convertible Preferred Stock, par value $125 per share.”

TWELFTH: That Section B of Article Fourteenth is hereby amended by replacing all references to “Class A $.05 Non-Cumulative Participating Convertible Preferred Stock, par value $.50 per share” with “Class A $12.50 Non-Cumulative Participating Convertible Preferred Stock, par value $125 per share.”

This Certificate of Amendment to the Restated Certificate of Incorporation (this “Certificate”) has been duly adopted in accordance with Section 242 of the DGCL.  The Board of Directors of the Corporation has duly adopted resolutions setting forth the amendments proposed by this Certificate, has declared the advisability of this Certificate and has called a special meeting of the stockholders entitled to vote in respect hereof for the consideration of this Certificate in accordance with Section 222 of the DGCL.  A majority of the voting power of the outstanding stock entitled to vote on the amendments contemplated by this Certificate has approved this Certificate.

IN WITNESS WHEREOF, this Certificate has been executed for and on behalf of the Corporation by an officer thereunto duly authorized and attested to as of December 23, 2009.

MAXXAM Inc.

By:	/s/ Bernard L. Birkel
Bernard L. Birkel, Secretary

Form 8-K Exhibit 3.1 (12-24-09).BLB.doc